SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ORAMED PHARMACEUTICALS INC.

(Name of Issuer)

Common Stock, par value $0.012 per share

(Title of Class of Securities)

68403P203

(CUSIP Number)

David M. Slager

152 West 57th Street, 9th Floor

New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68403P203	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Regals Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,316,327 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,316,327 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,316,327
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

(1)	Includes 1,186,822 shares of common stock and 129,505 shares of common stock underlying currently exercisable warrants.

CUSIP No. 68403P203	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Regals Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,316,327 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,316,327 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,316,327
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

(1)	Includes 1,186,822 shares of common stock and 129,505 shares of common stock underlying currently exercisable warrants.

CUSIP No. 68403P203	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON David M. Slager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 5,697
	8	SHARED VOTING POWER 1,316,327 (1)
	9	SOLE DISPOSITIVE POWER 5,697
	10	SHARED DISPOSITIVE POWER 1,316,327 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,322,024 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,186,822 shares of common stock and 129,505 shares of common stock underlying currently exercisable warrants.
(2)	Includes 1,186,822 shares of common stock, 129,505 shares of common stock underlying currently exercisable warrants and 5,697 shares of common stock issuable upon the exercise of outstanding stock options.

CUSIP No. 68403P203	13D	Page 5 of 8 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, $0.012 par value per share (the “Common Stock”), of Oramed Pharmaceuticals Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at Hi-Tech Park 2/4, Givat Ram, Jerusalem, 91390 Israel.

Item 2.	IdentiTy and Background.

This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(1)         Regals Capital Management LP (“Regals Management”) is a Delaware limited partnership with principal business offices at 152 West 57th Street, 9th Floor, New York, New York 10019. Regals Management serves as investment manager to Regals Fund LP (“Regals Fund”). Regals Management’s principal business is provision of investment advisory services to Regals Fund .

During the last five years, Regals Management has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, it is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(2)         Regals Fund is a Delaware limited partnership with principal business offices at 152 West 57th Street, 9th Floor, New York, New York 10019. Regals Fund’s principal business is fund management.

During the last five years, Regals Fund has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, it is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(3)         David M. Slager (“Mr. Slager”) is a citizen of the Netherlands with a business address at 152 West 57th Street, 9th Floor, New York, New York 10019. Mr. Slager serves as a member of the Board of Directors of the Issuer and is the founder and Chairman of Regals Management and the Portfolio Manager of Regals Fund.

During the last five years, Mr. Slager has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, he is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Regals Fund acquired the securities reported from its working capital.

Also see Item 6 below.

CUSIP No. 68403P203	13D	Page 6 of 8 Pages

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock for investment purposes. In addition, Mr. Slager acquired a portion of the Common Stock pursuant to a grant of options for Mr. Slager’s service as a member of the Board of Directors of the Issuer.

The Reporting Persons may, from time to time, engage in discussions with the Issuer, its Board of Directors and officers, other shareholders and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer. The Reporting Persons may make purchases of Common Stock of the Issuer from time to time, in the open market or in private transactions, depending upon various factors, including without limitation, the Issuer’s business, prospects and financial condition, the market for such shares, actions taken by the Issuer’s Board of Directors, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors. The Reporting Persons intend to closely monitor their investments and may from time to time take advantage of opportunities presented to him. The Reporting Persons may in the future formulate plans or proposals regarding the Issuer, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

The Reporting Persons have no current plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, although each of the Reporting Persons reserves the right to formulate such plans or proposals in the future. Mr. Slager is eligible to receive awards pursuant to the Issuer’s equity compensation plans, in his capacity as a member of the Board of Directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)	Amount beneficially owned and percentage of class:

Regals Management and Regals Fund may be deemed to beneficially own 1,316,327 shares of Common Stock of the Issuer, which constitute 9.9% of the outstanding shares of Common Stock of the Issuer, based upon 13,283,352 shares of Common Stock issued and outstanding as of January 10, 2017, as reported in Issuer’s Form 10-Q filed on January 11, 2017. Such shares of Common Stock include 129,505 currently exercisable warrants.

Mr. Slager may be deemed to beneficially own 1,322,024 shares of Common Stock of the Issuer, which constitute 9.9% of the outstanding shares of Common Stock of the Issuer, based upon 13,283,352 shares of Common Stock issued and outstanding as of January 10, 2017, as reported in Issuer’s Form 10-Q filed on January 11, 2017. Such shares of Common Stock include 129,505 currently exercisable warrants and 5,697 shares of Common Stock issuable upon the exercise of outstanding stock options.

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Regals Management:	0

Regals Fund:	0

Mr. Slager:	5,697

(ii)	Shared power to vote or to direct the vote:

Regals Management:	1,316,327

Regals Fund:	1,316,327

Mr. Slager:	1,316,327

CUSIP No. 68403P203	13D	Page 7 of 8 Pages

(iii)	Sole power to dispose or to direct the disposition of:

Regals Management:	0

Regals Fund:	0

Mr. Slager:	5,697

(iv)	Shared power to dispose or to direct the disposition of:

Regals Management:	1,316,327

Regals Fund:	1,316,327

Mr. Slager:	1,316,327

(c)	On February 9, 2017, the Issuer granted Mr. Slager 5,697 shares of Common Stock issuable upon the exercise of outstanding stock options, at an exercise price of $6.37, in accordance with the written consent of the Compensation Committee of the Board of Director’s of the Issuer and the terms of the Stock Option Award Agreement between Mr. Slager and the Issuer. No other transactions have been effected by the Reporting Persons in the Issuer’s securities in the past 60 days.

(d)	No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Issuer’s private placement of its Common Stock in 2013, the Issuer entered into a letter agreement with Mr. Slager pursuant to which the Issuer agreed not to issue stock options with an exercise price below $6.00 per share and not to grant more than 125,000 stock options in any calendar year without the consent of certain stockholders.

Mr. Slager became a director of the Issuer in August 2016. In connection with such appointment, the Issuer entered into an indemnification agreement with Mr. Slager in which it agreed to indemnify Mr. Slager for any liability he may incur by reason of the fact that he serves as a director, to the maximum extent permitted by law.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter Agreement, dated as of February 5, 2013, between Oramed Pharmaceuticals Inc. and David M. Slager. (Incorporated by reference to Oramed Pharmaceutical Inc.’s Annual Report on Form 10-K for the fiscal year ended August 31, 2016.)

99.2	Agreement of Joint Filing, dated as of February 14, 2017, by and among Regals Capital Management LP, Regals Fund LP, and David M. Slager. (Filed herewith.)

CUSIP No. 68403P203	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

Regals Capital Management LP
By: Regals Capital Holdings LLC, its general partner

By:	/s/ David M. Slager
Name:	David M. Slager
Title:	Managing Member

Regals Fund LP
By: Regals Fund GP LLC, its general partner

By:	/s/ David M. Slager
Name:	David M. Slager
Title:	Managing Member

David M. Slager

By:	/s/ David M. Slager

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).